SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Cutera, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

232109108
(CUSIP Number)

J. Daniel Plants

Voce Capital Management LLC

One Embarcadero Center, Suite 1140

San Francisco, CA 94111

(415) 489-2600

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232109108	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 930,696 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 930,696 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 930,696 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 232109108	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 930,696 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 930,696 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 930,696 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 232109108	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 50,941 shares of Common Stock (including 4,609 shares of Common Stock underlying options)[1]
	8	SHARED VOTING POWER 930,696 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 50,941 shares of Common Stock (including 4,609 shares of Common Stock underlying options)
	10	SHARED DISPOSITIVE POWER 930,696 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 981,637 shares of Common Stock (including 4,609 shares of Common Stock underlying options)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

______________________

1 2,742 shares of Common Stock underlying unvested RSUs and 10,139 shares of Common Stock underlying options previously reported to be beneficially owned by Mr. Plants have been excluded from the calculation of Mr. Plants's beneficial ownership.  Mr. Plants does not, and will not, have voting or investment power over such securities unless and until the Issuer's purported termination of Mr. Plants as Executive Chairman of the Issuer is legally determined to be invalid and such securities are returned to Mr. Plants in a manner that confers beneficial ownership over such securities to Mr. Plants.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 5 of 8 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 4, 5 and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The shares of Common Stock beneficially owned by Voce Capital Management were purchased with the working capital of the Voce Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Common Stock beneficially owned by Voce Capital Management is approximately $21.6 million, including brokerage commissions.

Mr. Plants used a total of approximately $200,000 to acquire 4,000 shares of Common Stock reported as beneficially owned by him. 46,941 shares of Common Stock (including 4,609 shares of Common Stock underlying options) reported to be beneficially owned by Mr. Plants were issued to Mr. Plants in consideration for his service as a director and Executive Chairman of the Issuer.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Prior to 9 AM Eastern Time on June 9, 2023, Mr. Plants informed the Board of the Issuer of his resignation therefrom, effective immediately.

On June 9, 2023, the Reporting Persons filed Forms 144 with the SEC covering a total of 1,256,556 shares of Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 4 for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Amendment No. 4 are based upon 19,890,269 shares of Common Stock outstanding as of May 18, 2023, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Preliminary Proxy Statement, filed with the Securities and Exchange Commission on June 9, 2023.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 6 of 8 Pages

(b)

See rows (7) through (10) of the cover pages to this Amendment No. 4 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Schedule A attached hereto lists all transactions in the shares of Common Stock of the Issuer by the Reporting Persons during the past sixty (60) days.
(d)	No person other than the Reporting Persons and the Voce Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)	June 12, 2023.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 13, 2023

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

CUSIP No. 232109108	SCHEDULE 13D/A	Page 8 of 8 Pages

SCHEDULE A

TRANSACTIONS IN COMMON SHARES BY THE REPORTING PERSONS

The following table set forth all transactions in the Common Shares effected by each of the Reporting Persons during the past sixty (60) days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions.

Voce Capital Management

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
6/9/2023	(157,889)	$18.1196
6/12/2023	(121,639)	$17.3370